PLANET HOLLYWOOD INTERNATIONAL, INC.
                              8669 COMMODITY CIRCLE
                             ORLANDO, FLORIDA 32819


                                December 22, 1998

VIA FACSIMILE DELIVERY (212-942-9527)
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C. 20549

ATTN: Michele M. Anderson

         RE:      PLANET HOLLYWOOD INTERNATIONAL, INC.
                  REGISTRATION STATEMENT ON FORM S-3 FILE NO. 333-01490 AMENDMENT NO. 1 (FILED ON DECEMBER 10, 1998)
                  REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

     Planet Hollywood International, Inc. hereby requests that the Registration Statement referred to above be withdrawn. Through a filing error, said Registration Statement was erroneously filed under File No. 333-01490. The Registration Statement should have been, and on December 15, 1998 was, filed under File No. 333-67101. This request is being made by facsimile transmission as well as by an EDGAR filing.


                                          Sincerely,

                                          Planet Hollywood International, Inc.

                                            /s/ THOMAS AVALLONE
                                          --------------------------------------
                                          Thomas Avallone
                                          Executive Vice President and Chief
                                          Financial Officer